UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

COHEN & COMPANY INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

19249M 102

(CUSIP Number)

Daniel G. Cohen

Cira Centre

2929 Arch Street, 17th Floor

Philadelphia, Pennsylvania 19104-2870

(215) 701-9555

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 19249M 102

1	Name of Reporting Person Daniel G. Cohen

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 682,277(1)(2)(3)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 522,277(1)(2)

	10	Shared Dispositive Power 160,000(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 682,277(1)(2)(3)

12	Check Box, if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 37.22%

14	Type of Reporting Person (See Instructions) IN

(1)

Includes 23,922 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc. (formerly Institutional Financial Markets, Inc.), a Maryland corporation (the “Issuer”), held directly by the Reporting Person.

(2)

Includes 498,355 shares of Common Stock into which the 4,983,557 membership units in Cohen & Company, LLC (formerly IFMI, LLC), a majority owned subsidiary of the Issuer, which the Reporting Person owns through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member, may be redeemed.

(3)

Includes 80,000 shares of Common Stock held by EBC 2013 Family Trust (“EBC”), of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because

SCHEDULE 13D

CUSIP No. 19249M 102

the Reporting Person has sole voting power with respect to all shares held by EBC.  Also includes 80,000 shares of Common Stock into which a convertible promissory note issued by the Issuer to EBC on September 25, 2013 in the aggregate principal amount of $2,400,000 (the “Note”) may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 6,483 shares of Common Stock into which the Note may be converted in the event that none of the remaining interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. While the Reporting Person has sole voting power with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares will be made by a majority of the trustees of EBC.

SCHEDULE 13D

CUSIP No. 19249M 102

This Amendment No. 6 to Schedule 13D is filed to amend Items 4 and 5 of the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 17, 2011, as amended by Amendment No. 1 to Schedule 13D filed with the SEC on January 17, 2013, Amendment No. 2 to Schedule 13D filed with the SEC on May 14, 2013, Amendment No. 3 to Schedule 13D filed with the SEC on September 30, 2013, Amendment No. 4 to Schedule 13D filed with the SEC on November 21, 2014 and Amendment No. 5 to Schedule 13D filed with the SEC on October 27, 2015 (as so amended, the “Schedule 13D”).

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On December 19, 2017, the Reporting Person sold 15,881 shares of the common stock, par value $0.01 per share (“Common Stock”), of Cohen & Company Inc. (formerly Institutional Financial Markets, Inc.), a Maryland corporation (the “Issuer”), in a private transaction at a price of $8.00 per share, or $127,048 in the aggregate.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) The percentages used in the table below and elsewhere herein are based on the following: (a) 1,254,764 shares of Common Stock outstanding as of December 6, 2017 (as provided by the Issuer), plus (b) 498,355 shares of Common Stock into which the 4,983,557 membership units in Cohen & Company, LLC (formerly IFMI, LLC), a majority owned subsidiary of the Issuer (the “Operating Company”), which the Reporting Person owns through Cohen Bros. Financial, LLC, a Delaware limited liability company of which the Reporting Person is the sole member (“CBF”), may be redeemed; plus (c) 80,000 shares of Common Stock into which a convertible promissory note issued by the Issuer to EBC 2013 Family Trust (“EBC”) on September 25, 2013 in the aggregate principal amount of $2,400,000 (the “Note”) may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash.

Reporting Person	Number of Shares of Common Stock with Sole Voting Power		Number of Shares of Common Stock with Sole Dispositive Power		Aggregate Number of Shares of Common Stock Beneficially Owned		Percentage of Class Beneficially Owned
Daniel G. Cohen	682,277	(1)(2)(3)	522,277	(1)(2)	682,277	(1)(2)(3)	37.22%

(1)	Includes 23,922 shares of Common Stock held directly by the Reporting Person.
(2)	Includes 498,355 shares of Common Stock into which the 4,983,557 units of membership interest in the Operating Company owned by CBF may be redeemed.
(3)

Includes 80,000 shares of Common Stock held by EBC, of which the Reporting Person may be deemed to be a beneficial owner as a result of his position as a trustee of EBC and because the Reporting Person has sole voting power with respect to all shares held by EBC.  Also includes 80,000 shares of Common Stock into which the Note may be converted in the event that all of the interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. Does not include the additional 6,483 shares of Common Stock into which the Note may be converted in the event that none of the remaining interest thereunder is paid to the holder thereof in cash, of which the Reporting Person may be deemed to be a beneficial owner. While the Reporting Person has sole voting power

SCHEDULE 13D

CUSIP No. 19249M 102

with respect to all shares of the Issuer held by EBC, decisions with respect to the disposition of such shares will be made by a majority of the trustees of EBC.

(c) Except as set forth in Item 4 above, there have been no transactions by the Reporting Person in shares of Common Stock during the last 60 days.

(d) EBC has the right to receive dividends from, and the proceeds from the sale of, all shares of Common Stock owned by EBC.  The Reporting Person, Mr. Raphael Licht and Mr. Jeffrey D. Blomstrom, as the trustees of EBC, have the power to direct the receipt of dividends from, and the proceeds from the sale of such shares.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2017

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen